               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 3)<F1>

                   WHG Bancshares Corporation
                        (Name of Issuer)

             Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                           928949106
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         February 21, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 16 Pages

CUSIP No. 928949106
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            161,133*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            161,133*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 161,133*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.94%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 16 Pages

CUSIP No. 928949106
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            161,133*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            161,133*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 161,133*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.94%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 3 of 16 Pages

          This is Amendment No. 3 to the Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.10 per share ("Common Stock") of WHG Bancshares Corporation, a Maryland corporation ("WHG"). This Amendment No. 3 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of WHG, as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)."

          Prior to this Amendment No. 3 to the Statement, Mr. and Mrs. Davis filed an amendment No. 1 to the Statement on April 26, 1996, ("Amendment No. 1"), and an Amendment No. 2 to the Statement on January 3, 1997 ("Amendment No. 2"). Information contained in Amendments No. 1 and 2 to the Statement which comprise a part of this Statement are identified below were appropriate.

Item 1.   SECURITY AND ISSUER.

          The information set forth below was disclosed in Item 1 of Mr. Davis' original Statement as filed with the Securities and Exchange Commission ("SEC") on April 5, 1996, and is restated herein as required pursuant to Rule 13d-2(c).

          "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.10 per share ("Common Stock") of WHG Bancshares Corporation, a Maryland corporation ("WHG") with its principal executive offices located at 1505 York Road, Lutherville, Maryland 21093."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
     Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
     (excluding traffic or similar misdemeanors).

                       Page 4 of 16 Pages

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A. The information set forth in the following paragraph was disclosed in Item 3 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "Pursuant to a stock subscription for Common Stock of WHG, Mr. and Mrs. Davis paid $31,330.00 for an aggregate of 3,133 shares of Common Stock. Mr. and Mrs. Davis also paid an aggregate of $1,302,125.00 for an aggregate of 116,000 shares of Common Stock owned by them. Except for the Common Stock obtained through a subscription, all shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis."

          B. The information set forth in the following paragraph was added to the disclosure in this Item 3 pursuant to Amendment No. 1, and is restated herein as required pursuant to Rule 13d-2(c).

          "Mr. Davis and Mrs. Davis paid $463,250.00 for an aggregate of 42,000 shares of Common Stock owned by them. All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by them. All such shares were purchased with personal funds of Mr. and Mrs. Davis."












                       Page 5 of 16 Pages

Item 4.   PURPOSE OF TRANSACTION.

          A. The information set forth below was originally disclosed in Item 4 as amended and restated in its entirety pursuant to Amendment No. 2, and is restated herein pursuant to Rule 13d-2(c).

               "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of WHG. Based on Mr. Davis' review of WHG's financial results for the year ending September, 1996, Mr. and Mrs. Davis now believe that WHG should consider several options to enhance shareholder value. This view along with Mr. Davis' several concerns regarding WHG's recent financial performance are discussed in his January 2, 1997 letter to WHG's Board of Directors, a copy of which is attached hereto as Exhibit No. 2.

               In his letter, Mr. Davis sets forth the following specific concerns and suggestions regarding WHG's year end financial results:

               1)   LOW RATE OF EARNINGS.  WHG earned only
     $224,000 net for the September quarter, which corresponds to a quarterly earnings rate of just $.14 and an annual earnings rate of only $.56. Such a poor annualized earnings rate will not justify a further increase in the price of the Common Stock which already trades at a rich 22 times earnings.

               2) POOR RETURN ON EQUITY. WHG's current book value per share is $14.34. Based on a $.56 annual earnings rate, its return on equity is only 3.9% annualized for the quarter ending September, 1996. With this return on equity, the price of the Common Stock will not rise.

               3) SMALL DIVIDENDS. WHG's quarterly dividend of only $.05 per share provides a poor current yield of only 1.5% on an annual basis. Such a low yield also precludes any increase in the current price of the Common Stock.

               4) RATIO OF STOCK PRICE TO BOOK VALUE. The current price of approximately $13.00 per share for the Common Stock reflects 90% of WHG's book value. In as much as this is no longer cheap, a further increase in the price of the Common Stock can not be expected to occur without direct enhancements by WHG's management.





                       Page 6 of 16 Pages

               5) HIGH EFFICIENCY RATIO. WHG's efficiency ratio when annualized for the September quarter is on the high side at 62%. Therefore, a reduction of expenses is warranted, which will also improve earnings.

               All references to financial performance valuations and ratios discussed above have been adjusted to take into account WHG's one-time SAIF charge.

               In view of WHG's recent financial performance, Mr. Davis offers the following suggestions to WHG to increase shareholder value: (i) conduct a share repurchase (to the maximum extent allowable), up to $14 3/8 per share (100% of book); (ii) increase its quarterly dividend by $.01 per quarter for the next 3 quarters; and (iii) pay a special dividend of up to $7.00 per share (even if on a taxable basis), which would still leave WHG with a generous 12.3% capital ratio.

               Mr. Davis believes that the above listed suggestions, in particular the special dividend, if implemented would measurably improve WHG's ROE, provide shareholders with substantial cash for reinvestment, and lower WHG's PE ratio. Mr. Davis further believes that his suggestions will also make WHG more attractive to a potential acquiror, in addition to considerably enhancing shareholder value and materially improving WHG's balance sheet.

               Mr. Davis concludes his letter by expressing his hope that his recommendations will be put into effect by WHG's board of directors at the earliest opportunity.

               Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."











                       Page 7 of 16 Pages

          B. Item 4 of the Statement is hereby supplemented by the addition of the following:

               "Following up his January 2, 1997 letter to WHG's Board of Directors, Mr. Davis wrote to WHG's directors on February 21, 1997 to express his renewed concerns regarding WHG's poor financial performance as confirmed by its December quarterly results. A copy of Mr. Davis' January 21, 1997 letter to John. E. Lufburrow, Chairman of WHG's Board of Directors is attached hereto as Exhibit No. 3.

               In his recent letter, Mr. Davis expresses the following renewed concerns and suggestions regarding WHG's poor financial results as evidenced in its 10Q filing for the December quarter:

               1) LACK OF EARNINGS. WHG's earnings for the December, 1996 quarter of only $.10 per share are worse than its already poor earnings of $.14 for the September, 1996 quarter. At this current rate, WHG's annual rate of earnings is only $.40 per share. Therefore, the Common Stock trades at a very rich multiple of 33 times earnings. Mr. Davis believes the Common Stock is overpriced and vulnerable to decline.

               2)   RATIO OF STOCK PRICE TO BOOK VALUE.   At
     December 31, 1996, the book value of the Common Stock was $13.90 per share. It now trades at a very full 97% of book value. Since WHG has been public for 10 1/2 months, Mr. Davis sees no valid reason why WHG has not already completed at least one five (5%) percent stock repurchase. Its failure to do so, has deprived WHG's shareholders of the reasonable benefits of such a repurchase.

               3)   ASSETS TO DEPOSITS.  WHG's assets and
     deposits at December 31, 1996 are at their lowest in the last four (4) quarters. This reflects a continual decline in assets from $111.7 million at 3/31/96, to $97.6 million at 6/30/96, to $96.5 million at 9/30/96 and finally to its recent level of $95.9 million. Deposits have similarly declined for the same periods from $73.3 million, to $72.2 million, to $72.1 million and finally to $71.3 million at 12/31/96. Based on such negative growth, Mr. Davis believes that the Common Stock will not rise in price and is vulnerable to a decline.

               4)   POOR RETURN ON EQUITY.  WHG's return on
     equity is only 2.9% when annualized based on its December, 1996 results. This is about the lowest ROE Mr. Davis has ever seen. He believes such a percentage demands improvement through, among other things, a "return of capital" special dividend.
                       Page 8 of 16 Pages

          5) ANNUAL REGULAR DIVIDENDS. WHG has a very meager regular dividend of only $.05 per share. Mr. Davis believes this dividend amount should be doubled in view of WHG's excessive capital ratio of 23.4%.

          6) RATIO OF NET INTEREST INCOME TO G & A. This ratio is the most important measure of "core" performance. At only 1.27% for the December quarter (after provision), this ratio for WHG is at its lowest level in the past five (5) quarters - since December, 1995 (prospectus). This is down from 1.33% at 12/95, 1.41% at 3/96, 1.78% at 6/96 and 1.54%
     at 9/96.

          7) OPERATING EXPENSES TO ASSETS RATIO. WHG's ratio of operating expenses to assets is at 2.74% when annualized for the December, 1996 quarter. This is the worst in the past five (5) quarters - since December, 1995 (prospectus) when it was 2.42%. At such a high level of expenses, WHG can not have any meaningful earnings. This level of expenses exceeds that of WHG's peers.

          8) EFFICIENCY RATIO. WHG's efficiency ratio of 70% is the worst in the past five (5) quarters.

               Mr. Davis believes that in its current state WHG is foundering and needs to pay a large return-of-capital dividend now to enhance share value for all of WHG's stockholders and make its balance sheet more attractive to a potential acquiror. WHG's continuous poor financial performance over the last 4-5 quarters indicates that its independence is no longer a viable option. Mr. Davis concludes his letter by urging WHG's Board of Directors to immediately explore strategic alternatives and align itself with a large financial institution which has the ability to cut costs and pay handsomely for WHG's franchise and its deposits.

               Mr. Davis plans to engage in further
     communications and discussions with WHG's management, Board of Directors and possibly other shareholders regarding the matters discussed in his letter.

               Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."


                       Page 9 of 16 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in the following Paragraphs
(a) through (e) of Item 5 was disclosed in Amendment No. 1 and is restated herein pursuant to Rule 13d-2(c).

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 161,133 shares, representing 9.94 percent of the outstanding shares of Common Stock based on 1,620,062 shares of Common Stock disclosed by WHG as outstanding on April 24, 1996. All such shares are held in the name of Mr. and Mrs. Davis.

          (b)  Subject to the matters referred to in paragraph
     (a) hereof, Mr. and Mrs. Davis have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 161,133 shares of Common Stock jointly owned by them.

          (c) A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) and (e) - Not applicable."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of WHG."












                       Page 10 of 16 Pages

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibit
1 was disclosed in Item 7 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "1.  Joint Filing Agreement between Jerome H. Davis and
     Susan B. Davis."

          B.   The information set forth below regarding Exhibit
No. 2 to the Statement was disclosed in Amendment No. 2, and is restated herein as required pursuant to Rule 13d-2(c).

          "2. Letter dated January 2, 1997 from Jerome H. Davis to the Board of Directors of WHG Bancshares Corporation."

          C. The information in Item 7 is hereby supplemented by the addition of the following:

          "2.  Letter dated February 21, 1997 from Jerome H.
     Davis to John E. Lufburrow, Chairman of the Board of
     Directors of WHG Bancshares Corporation. Identical letters were also sent to WHG's other directors."





























                       Page 11 of 16 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    2/25/97        Jerome H. Davis
                      Date           (Signature)

                    2/25/97        Susan B. Davis
                      Date           (Signature)








































                       Page 12 of 16 Pages

                           Schedule A
          Information with Respect to Transactions in the
         Common Stock of WHG Bancshares Corporation ("WHG")
                Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis:

1.  4/1/96       3,133         $10.00           WHG      *<F4>

2.  4/1/96      10,000          11.00           OTC      **<F5>

3.  4/1/96      10,000          11.125          OTC      **<F5>

4.  4/1/96      25,000          11.25           OTC      **<F5>

5.  4/1/96      10,000          11.1875         OTC      **<F5>

6.  4/1/96      25,000          11.125          OTC      **<F5>

7.  4/2/96       4,000          11.375          OTC      **<F5>

8.  4/2/96       2,000          11.4375         OTC      **<F5>

9.  4/2/96      15,000          11.375          OTC      **<F5>

10. 4/3/96      15,000          11.375          OTC      **<F5>
__________________________________

<F4>
* Purchased directly from WHG in an initial public offering pursuant to a stock subscription.
(/FN>

<F5>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr. and Mrs. Davis.







                       Page 13 of 16 Pages

           Additional Transactions on Schedule A
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis
and Susan B. Davis:

11.  4/15/96     5,000         $11.125          OTC      **<F5>

12.  4/16/96     5,000          11.125          OTC      **<F5>

13.  4/17/96    10,000          11.0625         OTC      **<F5>

14.  4/23/96    10,000          10.9375         OTC      **<F5>

15.  4/25/96    12,000          11.00           OTC      **<F5>














__________________________________

<F5>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and Mrs.
Davis.
</FN

          The transactions listed in Nos. 11 through 15 of Schedule A have not been previously reported.





                       Page 14 of 16 Pages